NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Alamos Gold Inc. including the accompanying interim consolidated balance sheets as at September 30, 2005 and the interim consolidated statements of operations and deficit, cash flows and undeveloped mineral properties for the three month and nine month periods then ended are the responsibility of the Company’s management. These interim consolidated financial statements have not been reviewed by the independent external auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Stated in United States dollars)

(Unaudited - prepared by management)

	September 30	December 31
	2005	2004

A S S E T S
Current Assets
Cash and cash equivalents	$ 16,728,593	$ 13,127,463
Restricted cash (note 5)	1,210,860	-
Short-term investments	-	15,000,000
Unrealized gains on foreign exchange contracts	1,204,491	-
Amounts receivable	5,191,451	112,117
Advances and prepaid expenses	4,356,672	1,733,284
Inventory	3,506,499	-
	32,198,566	29,972,864

Deferred financing charges (note 7)	1,323,606	-
Property, plant and equipment (note 3)	81,874,960	43,900,941
Undeveloped mineral properties (note 4)	3,412,025	2,005,229
	$118,809,157	$ 75,879,034

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	3,245,179	943,319
Convertible debentures (note 5)	33,055,052	-
Asset retirement obligations (note 6)	373,000	50,000

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 11(a))	87,511,605	86,170,028
Warrants (note 11(c))	265,000	-
Convertible debentures (note 5)	9,983,025	-
Contributed surplus	2,955,036	1,877,036
Deficit	(18,578,740)	(13,161,349)
	82,135,926	74,885,715
	$118,809,157	$ 75,879,034
Continuing operations (note 1)

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Statements of Operations and Deficit

(Stated in United States dollars) (unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
	2005	2004	2005	2004
OPERATING REVENUES
Gold sales	$ 440,913	$ -	$ 440,913	$ -
OPERATING EXPENSES
Mining and processing	299,693	-	299,693	-
Amortization	84,063	16,851	200,723	43,907
Accretion of asset retirement obligations	4,000	-	9,000	-
Administrative and corporate expenses	530,675	465,718	2,213,534	1,617,769
Stock based compensation	-	-	927,000	551,965
	918,431	482,569	3,649,950	2,213,641
LOSS FROM OPERATIONS	(477,518)	(482,569)	(3,209,037)	(2,213,641)
FINANCIAL REVENUES AND EXPENSES
Interest income	218,404	63,422	823,098	128,770
Interest expense	(587,388)	(64,257)	(1,205,102)	(193,593)
Financing costs	(113,867)	-	(201,832)	-
Accretion of convertible debenture discount	(412,746)	-	(866,083)	-
Foreign exchange (loss) gain	(579,246)	82,946	(758,435)	(16,540)
	(1,952,361)	(400,458)
Loss for the period			(5,417,391)	(2,295,004)
Deficit, beginning of the period	(16,626,379)	(11,283,671)	(13,161,349)	(9,389,125)

Deficit, end of the period	$(18,578,740)	$(11,684,129)	$(18,578,740)	$(11,684,129)

Loss per share (note 10)	$ (0.03)	$ (0.01)	$ (0.07)	$ (0.04)

See notes to consolidated financial statements

ALAMOS GOLD INC

Consolidated Statements of Cash Flows

(Stated in United States dollars) (unaudited)

	For the three month period		For the nine month period
	ended September 30		ended September 30
Cash (used for) provided by:	2005	2004	2005	2004

Operating Activities
Loss for the period	$(1,952,361)	$(400,458)	$(5,417,391)	$ (2,295,004)
Adjustments for items not involving cash:
Amortization	84,063	16,851	200,723	43,907
Accretion of asset retirement obligations	4,000	-	9,000	-
Foreign exchange (gain) loss on debenture	1,578,258	-	1,984,016	-
Unrealized gain on foreign exchange contracts	(1,204,491)	-	(1,204,491)	-
Accretion of debenture discount	412,746	-	866,083	-
Amortization of deferred financing costs	113,867	-	214,867	-
Foreign exchange gain on note payable	-	122,000		60,388
Stock-based compensation	-	-	927,000	551,965
	(963,918)	(261,607))	(2,420,193)	(1,638,744)
Changes in non-cash working capital components:
Amounts receivable	361,063	(130,892)	30,899	(167,859)
Inventory	(2,319,897)	-	(2,865,989)	-
Prepaid expenses	(88,587)	(115,618)	(65,900)	(123,486)
Accounts payable and accrued liabilities	(836,284)	92,477	18,203	(207,620)
	(3,847,623)	(415,640)	(5,302,980)	(2,137,709)
Investing Activities
Short-term investments	-	-	15,000,000	-
Contractor advances and deposits	(158,373)	(625,569)	(2,557,488)	(999,505)
Undeveloped mineral properties	(453,983)	(266,080)	(1,406,796)	(268,353)
Property, plant and equipment	(16,095,188)	(6,432,453)	(40,997,849)	(14,041,618)
	(16,707,544)	(7,324,102)	(29,962,133)	(15,309,476)
Financing Activities
Proceeds from issuance of convertible debentures	-	-	40,306,300	-
Deferred financing costs	26,211	(245,000)	(1,689,473)	(245,000)
Proceeds from the issue of common shares	248,349	5,970,926	1,341,577	28,373,490
	274,560	5,725,926	39,958,404	28,128,490
Restricted cash	1,262,853	681,347	(1,092,161)	681,347
Net (decrease) increase in cash and cash equivalents	(19,017,754)	(1,332,469)	3,601,130	11,362,652
Cash and cash equivalents - beginning of period	35,746,347	21,676,696	13,127,463	8,981,575
Cash and cash equivalents - end of period	$16,728,593	$20,344,227	$16,728,593	$20,344,227

See notes to consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF UNDEVELOPED MINERAL PROPERTIES

(Stated in United States dollars) (unaudited)

	December 31, 2003	Expenditures 2004	December 31, 2004	Expenditures September 30, 2005	September 30, 2005
Active Projects
Drilling	-	$ 534,457	$ 534,457	$ 412,285	$ 946,742
Assaying	-	127,166	127,166	56,920	184,086
Geology	-	86,789	86,789	101,250	188,039
Administration	-	113,449	113,449	15,474	128,923
Equipment	-	18,170	18,170	46,058	64,228
Underground development	-	-	-	670,799	670,799
Other costs	-	114,560	114,560	104,010	218,570
	-	994,591	994,591	1,406,796	2,401,387

Inactive Project
La Fortuna Property
Acquisition	295,300	-	295,300	-	295,300
Exploration:
Analytical	28,714	-	28,714	-	28,714
Field work and supplies	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336
Claims maintenance	75,043	2,273	77,316	-	77,316
Travel and accommodation	35,196	-	35,196	-	35,196
	1,008,365	2,273	1,010,638	-	1,010,638
	$1,008,365	$996,864	$2,005,229	$1,406,796	$3,412,025

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

1.

NATURE OF OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral rights that are considered sites of potential economic mineralization. These activities are currently conducted primarily in Mexico. The Company’s principal mineral rights interest is in the Mulatos deposit and an additional nine satellite gold systems identified to date which together comprise the 21,300 hectares Salamandra Property in Sonora, Mexico. The Mulatos deposit contains economically recoverable reserves which the Company intends to develop and exploit.

The Company has not yet generated sufficient cash flows from operations to fund its exploration and development activities and has therefore relied principally upon the issuance of securities for financing. Since the Company has not yet attained commercial production at its Mulatos Mine, it may continue relying upon the issuance of securities to finance its operations and exploration and development activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These interim financial statements have been compiled in United States dollars in accordance with accounting principles generally accepted in Canada for interim reporting using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited financial statements dated December 31, 2004, except as noted below. These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with those annual financial statements and notes thereto.

The Company has adopted the accounting recommendations contained in accounting guideline AcG-15, consolidation of variable interest entities. There was no impact on the financial statements as a result of the initial implementation of this accounting standard.

The Company has adopted the following accounting policies:

Revenue from the sale of precious metals is recognized when delivery of refined metal is established to a purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

Inventories which include gold-in-process, dore, supplies and spare parts are stated at the lower of cost or net realizable value.

Supplies and spare parts are valued at average cost after appropriate provisions for redundant items.

In-process inventories represent costs that are incurred in the process of converting mineralized ores into partially refined precious metals, or dore, consisting primarily of gold by value. In-process inventories are composed of ore in stockpiles and ore on leach pads. Ore in stockpiles represents mined ore which requires crushing or screening before being placed on the leach pads. Leach pad ore represents mined ore which has been stacked on an impermeable pad and permeated with chemical solutions to dissolve precious metals and channel the resulting gold-bearing solutions to a plant for recovery of gold in the form of a dore bar.

Cost of in-process inventories include cash costs incurred to that stage of process plus amortization of mining interests allocable to that stage of process.  Cash costs incurred at each stage of production are recognized when incurred. Amortization of mining interests associated with each stage of process are added periodically. When physical quantities are transferred from one stage of production to another, associated accumulated costs are also transferred based on average cost per recoverable ounce of gold contained in that inventory at the time of transfer. The amount of recoverable gold contained in in-process inventories is estimated based on the tonnes and grade of ore placed on the pad and metallurgical recoveries based on testing and ongoing monitoring of the rate of gold recoveries. Variations between actual and estimated quantities may result in a write-down of inventory if necessary to maintain a lower of average cost or net realizable value basis or a prospective adjustment to the basis of transferring in-process costs of production to dore.

Property, plant and equipment consisting of costs to acquire and develop a producing mineral property and associated plant and mining equipment is amortized and depleted on a unit of production basis (based on recoverable gold reserves) or useful life of the asset, whichever is lower and added to the cost of in-process inventories.

Dore represents a bar containing predominantly gold by value which must be refined off-site to return saleable metals. Dore is valued at the lower of average cost to produce the dore and net realizable value.

Certain prior period comparative figures have been reclassified to conform to the presentation adopted in the current period.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

3.

PROPERTY PLANT AND EQUIPMENT

The Company’s property, plant and equipment assets properties are located in Sonora, Mexico and its interest in the Salamandra group of properties, including the Mulatos mine are maintained under agreements with the titleholders.

In 2003 the Company acquired a 100% interest in the Salamandra group of properties which comprises approximately 21,300 hectares, in consideration for the payment of CDN$11,154,011 in acquisition costs and assigned expenses. The most advanced property within the group is Mulatos.

The Salamandra group of properties is subject to a sliding scale net smelter royalty (NSR) on the first 2,000,000 ounces of gold production from certain concessions. The royalty commences at 1% when the price of gold is less than $300 per ounce, rising to 5% when the price of gold exceeds $400 per ounce.

Included within the Salamandra group of properties is the Mulatos mine. In June 2004, the Company completed a feasibility study on a portion of the Mulatos property known as the Estrella Pit Development. The Company has received all requisite permits for construction and mine operation.

	September 30, 2005			December 31, 2004

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Property and mine development	$54,155,098	$ 539,016	$ 53,616,082	$ 33,458,361
Mining plant and equipment	28,619,424	529,011	28,090,413	10,352,040
Office and computer equipment	216,579	48,114	168,465	90,540
	$82,991,101	$ 1,116,141	$ 81,874,960	$ 43,900,941

Included within mining plant and equipment are $11,837,000 of costs related to assets which are under construction and are not currently being amortized.

4.

UNDEVELOPED MINERAL PROPERTIES

Salamanadra Concessions

The Company has 9 exploration properties within the 21,300 hectares land package comprising the Salamandra group of concessions.

Durango, Mexico

La Fortuna Property (Note 14)

The Company owns a 100% interest in two mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated recoverable amount of $1 million.

5.  DEBT

Convertible Debentures

Effective February 2, 2005, the Company issued CDN$50.0 million 5.5% convertible unsecured subordinated debentures maturing on February 15, 2010, net of a 3.5% underwriters’ fee. The debentures bear interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debentures are convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures. In certain circumstances, the debentures may be redeemed in whole or in part at the option of the Company after February 15, 2008.

The debentures are classified as a liability, with the exception of the portion relating to their conversion features, which are classified as an equity component, resulting in the carrying value of the debentures being less than their face value. The discount is being accreted over the term of the debentures, utilizing the effective interest rate method and the 12.6% interest rate implicit in the debentures.

In accordance with the terms of the trust indenture, the Company has set aside CDN$1,375,000 plus interest accumulated in the trust account ($1,210,860) for payment of interest to debenture holders from August 16, 2005 to February 15, 2006.

Line Of Credit

On July 21, 2005, the Company obtained a bank line of credit consisting of a $10 million unsecured one year extendible revolving facility and an unmargined hedging line. Interest is payable at a rate of 2.75% above applicable LIBOR on the drawn portion of the facility, and 0.75% on the undrawn portion. The initial term is for one year, and may be extended at the discretion of the lender for an additional two one-year terms. The bank line of credit is undrawn as at September 30, 2005.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

6.  ASSET RETIREMENT OBLIGATIONS

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to operations. In addition, the fair value is added to the carrying amount of the Company’s property, plant and mine development, and is amortized on a units of production basis over the life of the mine.

Continuity of asset retirement obligations:

Nine months ended September 30, 2005

Obligations at January 1, 2005	$ 50,000
Discounted revisions in estimated cash flows	314,000
Accretion of discounted cash flows	9,000
Liabilities settled	-
Obligations at September 30, 2005	$373,000

7. DEFERRED FINANCING CHARGES

Costs incurred and allocated to the debt portion of the debenture financing are amortized over the 5-year term of the debt on a straight-line basis and costs incurred to establish a bank credit agreement are amortized over a one-year term.

	September 30, 2005	December 31, 2004

Convertible debenture	$ 1,221,871	-
Bank	316,602	-
Less: Accumulated amortization	(214,867)	-
	$1,323,606	-

8.

RELATED PARTY TRANSACTIONS

For the nine month period ended September 30, 2005, a director of the Company was paid an aggregate of $46,528, (2004 - $354,700 (including a bonus of $249,000) to a director and officer and $29,600 to a director) for management and administrative services pursuant to a monthly services contract. These fees have been paid in the normal course of operations and are measured at the fair value as determined by management.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

9. SEGMENTED INFORMATION

	September 30,	December 31,
	2005	2004

Assets by geographic segment, at cost

Mexico	$ 99,786,660	$ 48,776,475
Canada	19,022,497	27,102,559
	$118,809,157	$ 75,879,034

Nine months ended September 30			2005			2004
	Mexico	Canada	Total	Mexico	Canada	Total
Revenues	$440,913	$ -	$ 440,913	$ -	$ -	$ -
Loss	$401,275	$5,016,116	$5,417,391	$355,873	$1,939,131	$2,295,004

10. LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the nine month period ended September 30, 2005 of 77,147,504 (2004 – 58,417,200) shares and three-month period ended September 30, 2005 of 77,274,625 (2004 – 63,696,700) shares. Fully-diluted loss per share is not disclosed as it is antidilutive.

11. SHARE CAPITAL

a)

Authorized share capital of the Company consists of unlimited common shares without  par value.

	Number of Shares	Amount

Outstanding at January 1, 2005	76,777,918	$86,170,028
Exercise of stock options	147,500	118,538
Exercise of warrants	429,000	1,223,039
Outstanding at September 30, 2005	77,354,418	$87,511,605

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

b)

Stock options at September 30, 2005:

Number	Expiry Date	Exercise Price
		CDN $
980,000	June 2, 2010	3.73
375,000	December 16, 2009	3.50
850,000	June 25, 2009	2.25
110,000	February 12, 2009	2.75
883,500	December 9, 2008	2.50
557,483	July 23, 2008	1.13
345,000	June 2, 2008	3.73
50,000	January 30, 2008	0 .76
150,000	July 22, 2007	1.00
330,000	June 25, 2007	2.25
150,000	June 3, 2007	1.16
4,780,983	Weighted average exercise price	2.60

Summary of stock option activity:

	Shares	Weighted Average Price
		CDN $
Balance at January 1, 2005	3,603,483	2.11
Granted	1,325,000	3.73
Exercised	(147,500)	1.00
Balance at September 30, 2005	4,780,983	2.60

c)

Warrants outstanding on September 30, 2005 are as follows:

Number	Expiry Date	Exercise Price
		CDN $
350,000	July 21, 2007	5.80
4,471,000	April 8, 2006	3.50
4,821,000	Weighted average exercise price	3.67

    Summary of warrant activity:

	Shares	Weighted Average Price
		CDN $
Balance at January 1, 2005	4,900,000	3.50
Granted	350,000	5.80
Exercised	(429,000)	3.50
Balance at September 30, 2005	4,821,000	3.67

Subsequent to September 30, 2005, 12,500 warrants were exercised at a price of CDN$3.50.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

11.

SHARE CAPITAL (Continued)

In conjunction with closing of a line of credit on July 21, 2005, the Company issued 350,000 two-year warrants to the lender at a conversion price of CDN$5.80 per share. The warrants were valued using the Black Scholes option pricing model, a stock price of CDN$4.45, an exercise price of CAN $5.80, an expected life of 2 years, a risk free interest rate of 3.25%, an expected volatility of 50% and an expected dividend yield of 0%. The value of the warrants was capitalized to deferred financing costs and is amortized over the initial one-year term of the line of credit facility.

12.

STOCK-BASED COMPENSATION

During the nine-month period ended September 30, 2005 the Company granted incentive stock options to its directors and employees and officers to purchase up to a total of 1,325,000 common shares in the capital of Alamos at a price of CDN$3.73 per share. The options granted to directors and senior officers are exercisable for a five-year period, and options granted to employees are exercisable for a three-year period.

The Company determined the value of the stock-based compensation and allocated it as follows, depending on the nature of the grant:

Mineral properties	$ 151,000
Operations	927,000
Total	$1,078,000

No cash is transferred upon the granting of stock options. The Company credits its contributed surplus account for the total value of the grant.

The fair value of stock options granted in the calculation of compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Three-months ended September 30	2005	2004
Risk-free rate	3.0%	3.5%
Expected dividend yield	nil	nil
Expected stock price volatility	50%	55%
Expected option life, based on term of the grant (months)	18-30	18-30

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars) (unaudited)

13.

CONTINGENCIES AND COMMITMENTS

The Company is currently developing the Phase I – Estrella Pit on its Mulatos deposit at a capital cost of $73 million, as outlined in the June 2004 Estrella Pit Development Feasibility Study. At September 30, 2005, the Company had committed expenditures in the amount of $12.5 million for future procurement and development at the project out of a total estimate of $21.9 million cost to complete the initial phase of the project, plus add additional capacity. A portion of these expenditures may be financed with asset-based debt.

The Company has contracts to acquire CDN$16.0 million at a fixed price in 2007 and $6.0 million in October 2005 (after the end of the period, the contract was extended to February 2006).

14.  SUBSEQUENT EVENT

Effective November 1, 2005 Alamos entered into a letter agreement with Morgain Minerals Inc. (“Morgain”) to sell its La Fortuna property for consideration of 5 million shares of Morgain and a 1% net smelter royalty (“NSR”). The La Fortuna property consists of two mineral concessions comprising approximately 606 hectares in Durango, Mexico. Closing of the transaction is subject to completion of due diligence and the signing of a definitive agreement expected in December 2005.

The La Fortuna property is presented within undeveloped mineral properties on the Company’s balance sheet and has a carrying value of $1.0 million as at September 30, 2005. As at November 4, 2005, the value of the share consideration to be received is approximately $1,700,000, based on quoted price. The sale will be accounted for as a non-monetary exchange, and no gain will be recognized on disposition. The investment in common shares of Morgain will be classified on the balance sheet as a non-current asset.